UNITED STATES OF AMERICA
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


KeySpan Corporation                                           File No. 70-10129

                         Certificate Pursuant to Rule 24
                       and Release No. 35-27776 Under the
                   Public Utility Holding Company Act of 1935


     On December 18, 2003, the Securities and Exchange Commission ("SEC") issued an order in this proceeding, Release No. 35-27776 in File No. 70-10129 (the "Order") authorizing, among other things, various external and intra system financing transactions. The Order required KeySpan to file certain certificates (as described in the Order) under Rule 24 ("Rule 24 Certificates"), within 60 days of the closing of each of the first three calendar quarters and 90 days after the end of the last calendar quarter, to report transactions authorized by the Order under the Public Utility Holding Company Act of 1935, as amended (the "Act"). The required certificate is set forth below (as an attachment) for the period January 1, 2005 through March 31, 2005.


                                                 Respectfully submitted,



                                        By:      /s/Alfred C. Bereche
                                                 -------------------------
                                                 Alfred C. Bereche
                                                 Associate General Counsel

Dated: May 27, 2005

                               KEYSPAN CORPORATION
                               RULE 24 CERTIFICATE
                          QUARTER ENDED MARCH 31, 2005


KeySpan hereby certifies the matters set forth below pursuant to Rule 24 of the Act and the Order:

     (a) The sales of any common stock and the purchase price per share and the market price per share at the date of the agreement of sale.

          Answer:

     The following table sets forth sales made during the quarter pursuant to KeySpan's stock plans:

------------------------------------------------------------------------------------------
                                             Shares              Average
                                             Issued               Market         Average
                                            During the           Price at        Issuance
                                             Quarter             Issuance         Price
------------------------------------------------------------------------------------------
EDSPP Contributions                           41,469               $39.575         $35.618

EDSPP Reinvested Dividend                     13,024               $39.650         $35.685
                                              ------
Total EDSPP Shares Issued                     54,493                    --              --


DRP Contributions                             67,689               $39.470         $39.470

DRP Reinvested Dividend                       145,533              $39.772         $39.772
                                              -------
Total DRP Shares Issued                       213,222                   --              --


401k*                                         346,311              $39.420         $35.084


Stock Options (Exercised)                     765,829              $40.183         $32.909


TOTAL                                         1,379,855                 --              --
------------------------------------------------------------------------------------------

Average Daily Closing KSE Stock Price for the Quarter:         $         39.4246
                                                              ------------------

* Shares are not issued at a discounted price; equivalent discount amount reflected as additional shares purchased and added to participant's account. About 50% of participants are not eligible for the discount.

     (b) The total number of shares of common stock issued or issuable under options granted during the quarter under employee benefit plans or dividend reinvestment plans.

         Answer:

          Total Stock Options granted during quarter: 1,452,650

          Total exercisable  (vested) Stock Options  outstanding at quarter end:
          6,616,562

     (c) If KeySpan common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquirer.

          Answer: None.

     (d) The name of the guarantor and of the beneficiary of any KeySpan Guarantee or Nonutility Subsidiary Guarantee issued during the quarter, and the amount, terms and purpose of the guarantee.

          Answer: The following guarantees or letters of credit have been issued by KeySpan Corporation:

------------------------------------------------------------------------------------------------------------------------
      Beneficiary of                                      Incremental
        Guarantee or                                       Change            Total Amount       Terms
      Letter of Credit       Purpose                        ($000)              ($000)          (Date)        Status
      ----------------       -------                        ------              ------         --------       ------

------------------------------------------------------------------------------------------------------------------------
                             Supports surety bonds
                             issued on behalf of
Travelers                    regulated Subsidiaries         847.00            29,785.00        Revolving      Increased
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
NJR Energy Services          Supports gas service
Company                      agreement                   (1,094.00)                   -                -      Expired
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
                             Supports Jamaica
                             Waste Water Treatment
Allied                       project.                  (124,973.00)                   -                -      Terminated
------------------------------------------------------------------------------------------------------------------------

     (e) The amount and terms of any short-term debt issued directly or indirectly by any Utility Subsidiary during the quarter.

          Answer: See Appendix D hereto.

     (f) The amount and terms of any financings consummated by any Utility Subsidiary during the quarter that are not exempt under rule 52.

          Answer: None.

     (g) The amount and terms of any other securities issued under the authority granted in the Order that are not otherwise disclosed herein.

          Answer: At December 31, 2004, KeySpan had $460 million of MEDS Equity Units outstanding at 8.75% consisting of a three-year forward purchase contract for our common stock and a six-year note. The 8.75% coupon was composed of interest payments on the six-year note of 4.9% and premium payments on the three-year equity forward contract of 3.85%. There were 9.2 million MEDS Equity units issued which are subject to conversion upon execution of the three-year forward purchase contract. In 2005, KeySpan was required to remarket the note component of the Equity Units between February 2005 and May 2005 and reset the interest rate to the then current market rate of interest; however, the reset interest rate could not be set below 4.9%. In March 2005, KeySpan remarketed the note component of $394.9 million of the Equity Units at the reset interest rate of 4.9% through their maturity date of May 2008. The balance of the notes ($65.1 million) were held by the original MEDS equity holders in accordance with their terms and not remarketed. KeySpan then exchanged $300 million of the remarketed notes for $307.2 million of new 30 year notes bearing an interest rate of 5.803%. Therefore, at March 31, 2005, KeySpan had $160 million of 4.9% notes outstanding with a maturity date of May 2008 and $307.2 million of 5.803% notes outstanding with a maturity date of April 2035.

     (h) Consolidated balance sheets as of the end of the quarter, and separate balance sheets as of the end of the quarter for each company, including KeySpan, that has engaged in jurisdictional financing transactions during the quarter.

          Answer: None.

     (i) Registration statements filed under the 1933 Act with respect to securities that are the subject of the application underlying the Order will be filed or incorporated by reference as exhibits.

          Answer: None.

     (j) The amount and terms of any financings not exempt under Rule 52 consummated by any Nonutility Subsidiary during the quarter.

          Answer: None.

     (k) The notional amount and principal terms of any Hedge Instrument or Anticipatory Hedge entered into during the quarter and the identity of the parties to such instruments.

          Answer: On March 21, 2005, relating to the issuance of KeySpan's 5.803% Notes due 2035, the Company entered into a $150 million (notional amount) U.S. Treasury Lock transaction with J.P. Morgan Chase ($60 million) and Bank of America ($90 million) as counterparties to hedge the uncertainty of fluctuations in the benchmark 30-year U.S. Treasury rate used to price the future issuance of the notes. The treasury lock settled on March 29, 2005.

     (l) The name, parent company, and amount invested in any Intermediate Subsidiary or Financing Subsidiary during the quarter, as well as the reason for such investment and the assets or securities held by such Intermediate Subsidiary or Financing Subsidiary.

          Answer: None.

     (m) A list of Form U-6B-2 statements filed with the Commission during the quarter, including the name of the filing entity and the date of the filing.

          Answer: None.

     (n) The amount and terms of any short-term debt issued directly or indirectly by KeySpan during the quarter.

          Answer:

         -----------------------------------------------------------------------------------------------------

                                          Issuance           Outstanding at
                   Month                   ($000)              Month End        Average     Average Maturity
                   -----                   ------              ($000)            Yield         (in days)
                                                               ------            -----         ---------
         -----------------------------------------------------------------------------------------------------
         JANUARY                           242,588              857,042           2.51             61
         -----------------------------------------------------------------------------------------------------
         FEBRUARY                          609,300              808,007           2.71             66
         -----------------------------------------------------------------------------------------------------
         THURSDAY                          205,000              470,873           2.83             74
         -----------------------------------------------------------------------------------------------------

     (o) The amount and terms of any short-term debt issued by any Intermediate Subsidiary during the quarter.

          Answer: None.

     (p) A table showing, as of the end of the quarter, the dollar and percentage components of the capital structure of KeySpan on a consolidated basis and each Utility Subsidiary.

          Answer: See Appendix A hereto.

     (q) A retained earnings analysis of KeySpan on a consolidated basis, each Intermediate Holding Company and each Utility Subsidiary detailing gross earnings, goodwill amortization, dividends paid out of each capital account, and the resulting capital account balances at the end of the quarter.

          Answer: See Appendix B hereto.

     (r) A  computation  in accordance  with rule 53(a) setting forth  KeySpan's
"aggregate investment" in all EWGs and FUCOs, its "consolidated retained earnings" and a calculation of the amount remaining under the requested EWG/FUCO authority.

          Answer: See Appendix C hereto (combines items (r) and (s) herein).

     (s) A computation in accordance with Rule 53(a) setting forth KeySpan's "aggregate investment" in EWGs and FUCOs as a percentage of the following: (i) total consolidated capitalization; (ii) net utility plant; (iii) total consolidated assets; and (iv) aggregate market value of KeySpan's common equity, all as of the end of the quarter.

          Answer: See Appendix C hereto (combines items (r) and (s) herein).

     (t) With respect to each participant in the Utility Money Pool and each participant in the Nonutility Money Pool, the maximum borrowings from and loans to the respective money pool during the quarter and the interest rate applied to such borrowings and loans.

          Answer: See Appendix D hereto.

     (u) With respect to any dividends paid by any Nonutility Subsidiary out of capital or unearned surplus during the quarter, the date and amount of such dividends paid, to whom such dividends are paid and the circumstances that gave rise to the need to make such payment out of capital or unearned surplus.

          Answer: None.

     (v) With respect to any internal reorganization of any Subsidiaries during the quarter, a description of the nature of such reorganization.

          Answer: None.

     (w) With respect to Northeast Gas Markets LLC ("NEGM"), (i) the type of gas services rendered and to whom; (ii) the price for such gas services and how that price was determined; and (iii) income statements and balance sheets of NEGM.

          Answer: See Appendix E hereto (filed confidentially).

                                                                    APPENDIX A

For the Quarter Ended March 31, 2005

                                                Consolidated                                           Essex Gas Company

                                                    Thousands         Percent of               Thousands              Percent of
                                                    of Dollars           Total                 of Dollars                Total
                                       -------------------------------------------        --------------------------------------
Common Stock                                         3,509,473             41.15%                 60,383                 36.49%
Retained Earnings                                      953,305             11.18%                 18,855                 11.39%
Other Comprehensive Income                             (73,275)             (0.86)%                 (173)                (0.10)%
Treasury Stock                                        (322,226)             (3.78)%                    -                  0.00%
                                       -------------------------------------------        --------------------------------------
Total Common Equity                                  4,067,277             47.69%                 79,065                 47.78%
Preferred Stock                                              -              0.00%                      -                  0.00%
Commercial Paper                                       470,873              5.52%
Long-term Debt + current                             3,990,700             46.79%                     80                  0.05%
Intercompany Long term Debt                                  -              0.00%                 86,330                 52.17%
                                       -------------------------------------------        --------------------------------------
Total Capitalization                                 8,528,850            100.00%                165,475                100.00%
                                       ===========================================        ======================================
Debt to Capitalization                                  52.31%                                    52.22%
Equity to total Capitalization                          47.69%                                    47.78%


                                                Colonial Gas Company                                Boston Gas Company

                                              Thousands              Percent of          Thousands                  Percent of
                                              of Dollars               Total             of Dollars                    Total
                                      -----------------------------------------     ------------------------------------------
Common Stock                                  419,429                   64.22%              861993                     49.97%
Retained Earnings                              47,611                    7.29%              55,660                     3.23 %
Other Comprehensive Income                     (2,202)                  (0.34)%                  -                          -
Treasury Stock                                      -                    0.00%                   -                      0.00%
                                      -----------------------------------------     ------------------------------------------
Total Common Equity                           464,838                   71.17%             917,653                     53.20%
Preferred Stock                                     -                    0.00%                   -                      0.00%
Commercial Paper
Long-term Debt + current                       95,004                   14.55%             206,672                     11.98%
Intercompany Long term Debt                    93,275                   14.28%             600,653                     34.82%
                                      -----------------------------------------     ------------------------------------------
Total Capitalization                          653,117                  100.00%           1,724,978                    100.00%
                                      =========================================     ==========================================
Debt to Capitalization                         28.83%                                       46.80%
Equity to total Capitalization                 71.17%                                       53.20%

 Debt (includes Long term, current maturities & commercial paper) + Preferred Stock
--------------------------------------------------------------------------------
       Total Capitalization (Common + Preferred + Debt as defined above)

                                                                    APPENDIX A

                                             KeySpan Generation LLC                          EnergyNorth Natural Gas, Inc.

                                                Thousands          Percent of               Thousands                  Percent of
                                                of Dollars            Total                 of Dollars                    Total
                                   -------------------------------------------        -------------------------------------------
Common Stock                                       295,049             54.94%                223,653                      84.98%
Retained Earnings                                   86,362             16.08%                (53,768)                    (20.43)%
Other Comprehensive Income                               -                  -                 (2,203)                     (0.84)%
Treasury Stock                                           -              0.00%                      -                       0.00%
                                   -------------------------------------------        -------------------------------------------
                                                   381,411             71.02%                167,682                      63.71%
Preferred Stock                                          -              0.00%                      -                       0.00%
Long-term Debt                                      64,046             11.93%                      -                       0.00%
Intercompany Long term Debt                         91,593             17.05%                 95,512                      36.29%
                                   -------------------------------------------        -------------------------------------------
Total Capitalization                               537,050            100.00%                263,194                     100.00%
                                   ===========================================        ===========================================
Debt to Capitalization                              28.98%                                    36.29%
Equity to total Capitalization                      71.02%                                    63.71%

                                            The Brooklyn Union Gas Company                      KeySpan Gas East Corporation

                                              Thousands              Percent of            Thousands                   Percent of
                                              of Dollars                Total              of Dollars                     Total
                                       -----------------------------------------     --------------------------------------------
Common Stock                                   472,627                   25.04%             582,862                       37.34%
Retained Earnings                              557,015                   29.51%             322,745                       20.68%
Other Comprehensive Income                     (22,127)                   (1.17)%           (26,632)                      (1.71)%
Treasury Stock                                       -                    0.00%                   -                        0.00%
                                       -----------------------------------------     --------------------------------------------
                                             1,007,515                   53.38%             878,975                       56.31%
Preferred Stock                                      -                    0.00%                   -                        0.00%
Long-term Debt                                 637,963                   33.80%             525,000                       33.63%
Intercompany Long term Debt                    242,045                   12.82%             157,033                       10.06%
                                       -----------------------------------------     --------------------------------------------
Total Capitalization                         1,887,523                  100.00%           1,561,008                      100.00%
                                       =========================================     ============================================
Debt to Capitalization                          46.62%                                       43.69%
Equity to total Capitalization                  53.38%                                       56.31%

Debt (includes Long term, current maturities & commercial paper) + Preferred
Stock
----------------------------------------------------------------------------
Total Capitalization (Common + Preferred + Debt as defined above)

                                                                     APPENDIX B

Retained Earning Analysis - for the period ended March 31, 2005
------------------------------------------------------------------------

                                                Consolidated                The Brooklyn Union              KeySpan Gas East
                                                                               Gas Company                    Corporation
                                                 Thousands                      Thousands                      Thousands
                                                 of Dollars                     of Dollars                     of Dollars
                                             ------------------            --------------------           --------------------
Retained Earnings @12/31/04                            792,177                         461,874                        259,363
Earnings                                               235,692                          95,142                         63,379
Common Dividends                                       (73,232)                              -                              -
Preferred Dividends                                     (1,332)                              -                              -
Dividends paid to Parent                                     -
Other                                                        -                               -                              -
                                             ------------------            --------------------           --------------------
Retained Earnings @03/31/2005                          953,305                         557,016                        322,742
                                             ==================            ====================           ====================


                                                 KeySpan Energy                KeySpan
                                                  Corporation               Generation LLC
                                                   Thousands                  Thousands
                                                   of Dollars                 of Dollars
                                             ------------------         ------------------
Retained Earnings @12/31/04                            764,957                     79,552
Earnings                                               101,008                      6,809
Common Dividends                                      (265,550)                         -
Preferred Dividends                                          -                          -
Dividends paid to Parent                                                                -
Other                                                     (194)                         -
                                             ------------------     ----------------------
Retained Earnings @03/31/2005                          600,221                     86,361
                                             ==================     ======================

                                                Energy North                   Boston Gas Company          Essex Gas Company
                                             Natural Gas Inc.
                                                 Thousands                      Thousands                      Thousands
                                                 of Dollars                     of Dollars                     of Dollars
                                             ------------------            --------------------           --------------------
Retained Earnings @12/31/03                            (59,950)                         18,925                         13,637
Earnings                                                 6,182                          36,734                          5,218
Common Dividends                                             -                               -                              -
Preferred Dividends                                          -                               -                              -
Dividends paid to Parent                                     -                               -                              -
Other                                                        -                               -                              -
                                             ------------------            --------------------           --------------------
Retained Earnings @03/31/2005                          (53,768)                         55,659                         18,855
                                             ==================            ====================           ====================

                                Colonial Gas Company     KeySpan New England
                                                                 LLC
                                   Thousands                  Thousands
                                   of Dollars                 of Dollars
                             ----------------------     ----------------------
Retained Earnings @12/31/03                 29,293                    293,122
Earnings                                    18,318                     67,020
Common Dividends                                 -                          -
Preferred Dividends                              -                          -
Dividends paid to Parent                         -
Other                                            -                          -
                             ----------------------     ----------------------
Retained Earnings @03/31/2005               47,611                    360,142
                             ======================     ======================

                                                                     APPENDIX C


Investments in EWGs and FUCOs at March 31, 2005
-----------------------------------------------
(000)

                                                                          $ Thousands
                                                                      -------------------
Investment
      KeySpan-Ravenswood, LLC                                                    921,514
      KeySpan-Glenwood Energy Center, LLC                                         94,322
      KeySpan-Port Jefferson Energy Center, LLC                                  104,380
                                                                      -------------------
      Total Current Investments                                                1,120,216   A

Authorized Investment                                                          3,000,000   B

Total Capitalization                                                           8,528,850   D
Net Utility Plant                                                              5,763,923   E
Consolidated Assets                                                           12,581,439   F
Common Equity Market Value                                                     6,297,854   G

Percentages
      Current Investments to Authorization                                        37.34%  A/B
      Current Investments to Total Capitalization                                 13.13%  A/D
      Current Investments to Net Utility Plant                                    19.43%  A/E
      Current Investments to Consolidated Assets                                   8.90%  A/F
      Current Investments to Common Equity Market Value                           17.79%  A/G

      Remaining Authorized Investment - Thousands of Dollars                   1,879,784

                                                                     APPENDIX D

                                                                1st Qtr 2005

UTILITY MONEY POOL                            Max Borrowing     Interest Rate                  Max Lending            Interest Rate
------------------                            --------------    --------------                -------------           -------------
KeySpan Gas East Corporation                  115,500,323.82           2.4384%
The Brooklyn Gas Company                      361,163,698.67           2.4384%
KeySpan Generation LLC                                                                        125,561,129.41           2.7114%
Boston Gas Company                            169,539,006.67           2.4384%
Boston Fuel                                   138,176,757.08           2.4384%
Essex Gas Company                                                                              16,082,963.38           2.7114%
Essex Fuel                                      2,299,264.00           2.7114%
Colonial Gas Company                           39,710,879.79           2.4384%
Colonial Fuel                                  28,548,691.52           2.4384%
EnergyNorth Natural Gas Inc                    56,325,910.05           2.4384%
ENGI Fuel                                      16,732,776.00           2.4384%

NON-UTILITY MONEY POOL
----------------------
KeySpan Services Inc                            4,665,707.66           2.7114%
KEDC Holdings Corp.                                                                             6,292,245.62           2.4384%
KeySpan Ravenswood LLC                                                                        117,264,769.51           2.7114%
KeySpan Energy Trading Services                                                                35,943,359.92           2.5078%
KeySpan Electric Services                      65,301,548.43           2.7114%                             -
KeySpan Utility Services                       13,537,541.18           2.4384%                             -
KeySpan Corporate Services                                                                    171,229,788.13           2.5078%
KeySpan Engineering & Survey                                                                   18,057,359.78           2.5078%
KeySpan Glenwood Energy Center                                                                 10,518,482.96           2.4384%
KeySpan Port Jefferson Energy Center                                                           26,818,935.99           2.7114%
KeySpan Technologies Inc                                                                        1,502,372.92           2.4384%
Seneca-Upshur Petroleum Inc.                                                                  385,428,221.74           2.7114%

                                                                     APPENDIX E




               (Filed Confidentially in Accordance with Rule 104)